UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

Commission File Number: 001-40755

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transaction Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fat Projects Acquisition Corp

Full Name of Registrant

Former Name if Applicable

27 Bukit Manis Road

Address of Principal Executive Office (Street and Number)

Singapore 099892

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fat Projects Acquisition Corp (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Q2 2023 Form 10-Q”) by the prescribed due date because the Company is in the process of preparing the financial statements for the quarter ended June 30, 2023 and will need additional time to complete such financial statements. The Company anticipates that it will file its Q2 2023 Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Andrada	+61	452670069
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that for three months ended June 30, 2023, it had a net loss of $598,169, which consisted of formation and operating costs $477,774, interest expenses accrued on promissory notes issued to third party of $22,728, and interest expenses recognized on amortization of deferred debt financing costs $290,165, offset by interest earned on investments held in its trust account of $192,498, and for six months ended June 30, 2023, it had a net loss of $942,472, which consisted of formation and operating costs $1,343,820, interest expenses accrued on promissory notes issued to third party of $30,528, and interest expenses recognized on amortization of deferred debt financing costs $397,396, offset by interest earned on investments held in its trust account of $829,272.

For three months ended June 30, 2022, the Company had a net loss of $78,464, which consisted of operating costs of $262,803 offset by interest earned on investments held in its trust account of $184,339. For six months ended June 30, 2022, the Company had a net loss of $236,603, which consisted of operating costs of $451,878 offset by interest earned on investments held in its trust account of $215,275.

Fat Project Acquisition Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2023	By:	/s/ David Andrada